Exhibit 99.1

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

August 13, 2010

A Publication of The Provo Group, Inc.	SECOND QUARTER 2010

SECOND QUARTER OF 2010 DISTRIBUTION…

The Partnership is distributing $305,000 for the second quarter of 2010, which is $6.59 per unit. This is $75,000 ($1.62 per unit) greater than planned. As reported in the Q1 newsletter, we paid $50,000 in professional fees in the first quarter, which had been budgeted for the second quarter. Accordingly, our second quarter adjusted cash flows were greater than planned. In addition, the decision to not print and mail the 2009 Annual Report to investors in May of 2010 saved the Partnership thousands of dollars. The report was posted to the Partnership’s website at www.divallproperties.com for viewing and printing.

Accordingly, total cash distributions from adjusted operating cash flows for the remaining two operating quarters of 2010 are projected to be slightly higher than budget and are anticipated to total approximately $475,000 ($10.26 per unit) compared to $460,000 ($9.94) per unit as originally planned.

ADDITIONAL FINANCIAL INFORMATION CAN BE ACCESSED…

For further Second Quarter of 2010 unaudited financial information, see the Partnership’s June 30, 2010 interim financial report filed on Form 10-Q. A copy of the Second Quarter 2010 10-Q and other public reports can be viewed/printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov.

DISTRIBUTION HIGHLIGHTS

•	$305,000 ($6.59 per unit) distributed for the Second Quarter of 2010, (see Adjusted Condensed Statements of Cash Flows attached).

•

$1,550 to $1,401 is the range of cumulative total distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both adjusted cash flow from operations and “net” cash activity from financing and investing activities).

MINI-TENDER OFFERS require individual analysis and thorough understanding of terms…

As unit holders, you may periodically receive unsolicited mailings from non-affiliated third-parties who are offering to buy your Partnership units. We believe that the decision to sell is purely an economic decision that depends on each investor’s individual circumstances. The SEC has issued investor warnings and tips in relation to mini-tender offers. The SEC notice can be found at www.sec.gov/investor/pubs/minitend.htm. The General Partners’ response to a recent known mini-tender offer was attached as Exhibit 99.1 to the Partnership’s Form 8-K filed on May 28, 2010. A copy of the letter can be found on the LP Correspondence page at www.divallproperties.com.

FORWARD LOOKING STATEMENTS

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership’s management’s view only as of the date of this newsletter. The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

SEE INSIDE
Leased Property Highlight	2
Questions & Answers	2
Contact Information	2

PAGE 2	DIVALL 2 QUARTERLY NEWS	2 Q 10

LEASED PROPERTY HIGHLIGHT

Phoenix, AZ (operates as a Denny’s restaurant): Responsive to the depressed Phoenix market, during January of 2010, Management and Denny’s agreed to a six month temporary modification to the tenant’s lease (which is set to expire on April 30, 2011) retroactive to January 1, 2010. The tenant’s rent from January of 2010 through June of 2010 was strictly percentage rent at eight percent of monthly sales over a defined breakpoint. During June of 2010, another six month temporary modification to the lease was executed and Denny’s rent from July of 2010 through December of 2010 will continue to be strictly percentage rent at eight percent of monthly sales over a defined breakpoint. Management is uncertain as to whether there will be further rent modifications for the remaining four months of the lease, or whether the expiration date of the lease will be effectively December 31, 2010. Immigration issues in Arizona, and particularly in Phoenix, are impacting this restaurant’s demographics.

QUESTIONS & ANSWERS

•	When can I expect my next correspondence mailing?

Your newsletter for the Third Quarter of 2010 is scheduled to be mailed on November 15, 2010. Recent and archived copies of newsletters and other mailings can be found on the LP Correspondence page at the Partnership website.

•	Where can I find the Partnership website?

Please visit the website at www.divallproperties.com.

•	What was the estimated December 31, 2009 Net Asset Value (“NAV”)?

Management’s estimated Net Asset Value was $310 per unit. Please note that the estimated year-end NAV should be adjusted (reduced) for any subsequent property sale(s) during the following year. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NAV. Accordingly, with respect to the estimated NAV per unit, the Partnership can give no assurance that:

•	an investor would be able to resell his or her units at this estimated NAV;

•	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NAV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;

•	the Partnership’s units would trade at the estimated NAV per unit in a secondary market; or

•	the methodology used to estimate the Partnership’s NAV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

•	How can I obtain a range of trading prices for recent secondary market transfers of Partnership units?

Comparative transfer price range information is available upon request to our Investor Relations Department. The Partnership, however, makes no representation that these prices are guaranteed, fair or reasonable. Secondary market lists can also be obtained upon request to DiVall Investor Relations.

•	When can I expect to receive my 2010 Partnership K-1?

According to IRS regulations, Management is not required to mail K-1’s until April 15th, 2011. The 2010 K-1’s are scheduled to be mailed in March of 2011.

•	How can I obtain a hard copy of the 2009 Annual Report on Form 10-K or other SEC filings?

Please visit the Investors Relation page at www.divallproperties.com or the SEC website at www.sec.gov to print a free copy of the report(s) or contact Investor Relations.

•	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Diane Conley at dconley@theprovogroup.com by Monday, October 4, 2010 or visit the Investor Relations page at www.divallproperties.com.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc. 2401 Kerner Blvd. San Rafael, CA 94901	FAX:	1-415-485-4553

DIVALL INSURED INCOME PROPERTIES 2 L.P.

ADJUSTED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2010 and 2009

(Unaudited)

	2010	2009
Net Cash Flows Provided by Operating Activities-- as reported	$682,469	$662,840
Adjustments:
Changes in working capital (a)	(9,336)	25,617
Net Cash flows advanced from past or current cash flows (reserved for future) (b)	(179,848)	(184,759)

Net Adjusted Cash Flows Provided by Operating Activities	$493,285	$503,698

Cash Flows provided by Investing Activities-- as reported	$16,715	$1,302

Total Adjusted Cash Flows Provided by Operating Activities and Cash Flows Provided by Investing Activities	$510,000	$505,000

	2010	2009

	ACTUAL	ACTUAL
2nd Quarter Cash Distribution	$305,000	$275,000

2nd Quarter Cash Distribution per Limited Partner Unit	$6.59	$5.94

Date Mailed	8/13/2010	8/14/2009

1st Quarter Cash Distribution	$205,000	$230,000

1st Quarter Cash Distribution per Limited Partner Unit	$4.43	$4.97

Date Mailed	5/14/2010	5/15/2009

Total Cash Distributions for 1st and 2nd Quarters	$510,000	$505,000

Total Cash Distributions per Limited Partner unit	$11.02	$10.91

Number of outstanding Limited Partner units-- as reported	46,280.30	46,280.30

(a)	Timing differences arising from the payment of certain liabilities in a period other than that in which the expense is recognized in determining net income may distort the actual cash flow that operations generate. Therefore, Management adjusts the Partnership’s GAAP cash flow provided by operations to record such amounts in the period in which the liability was actually incurred and reserved for payment.
(b)	As deemed necessary, Management adjusts the Partnership’s GAAP cash flow provided by operations for cash flows advanced from past cash flows or current cash flows reserved for future distributions to allow the Partnership to operate normally.

Non-GAAP Financial Disclosure

Adjusted cash flow provided by operating activities is a non-GAAP financial measure that represents cash flow provided by operating activities on a GAAP basis adjusted for certain timing differences and cash flow advances (deferrals) as described above. Management believes that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from the Partnership’s period and is used in evaluating quarterly cash distributions to limited partners. Adjusted cash flow from operating activities should not be considered as an alternative for cash flow from operating activities computed on a GAAP basis as a measure of our liquidity.